UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      May 23, 2007
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS First New York Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 666,800
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 666,800
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,800
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON BD

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Thomas F. Donino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,364
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 227,364
	10	SHARED DISPOSITIVE POWER 656,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS BATL Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

Schedule 13D

Item 1.    Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation., a Delaware company (the “Company”).  The principal executive offices of the Company are located at 410 17th Street, Suite 1850, Denver, Colorado 80202.

Item 2.   Identity and Background.

(a)-(c) This Statement is being filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”), and Thomas F. Donino (“Mr. Donino”), together, referred to as the “Reporting Persons”.

FNYS, whose business and principal executive office is 90 Park Avenue, 5th floor, New York, New York 10016, is a limited liability company which engages in certain investment activities, including but not limited to long and short investments in equity securities, convertible securities, put and call options, futures and commodities.  FNYS is also an investment manager to many investment accounts over which it has discretionary authority.  Information regarding the Managing Members of FNYS is contained in Schedule II hereto.

Mr. Donino, whose business address is 90 Park Avenue, 5th Floor, New York, New York 10016, is a member of FNYS, who shares discretionary authority over certain of its trading accounts.  Mr. Donino is also solely responsible for the investment activities of BATL (see below), and the following accounts: Thomas Donino C/F Brittany Donino UGMA/NY; Thomas Donino C/F Alyson Donino UGMA/NY; and Thomas F. Donino IRA (collectively, the “Donino Accounts”).

BATL, whose business and principal executive office is 7 Lakeside Drive, Rye, New York 10580-1853, is a family trust limited partnership engaged in securities trading.  Mr. Donino is the Managing Partner and has sole responsibility for the management of the account and sole voting and dispositive power over the securities held by BATL.

(d)-(e) During the last five years, none of the Reporting Persons, or any other person identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported to be owned by the Reporting Persons were acquired in the open market with working capital, which may from time to time  include margin loans in the ordinary course  The amount of funds expended by FNYS, BATL and the Donino Accounts were $3,063,835, $966,160 and $131,511, respectively.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

Mr. Donino has from time to time communicated with the management of the Company concerning the Company’s assets, business and operations.  A copy of a letter sent by Mr. Donino to management of the Company on June 6, 2007 is filed as Exhibit B hereto and incorporated here by reference (the “Letter”).  Among other matters, the Letter communicates a concern that the Board of Directors has failed to manage the Issuer’s business so as to enhance stockholder value, criticizes the recent covertible offering, expresses the belief that a sale of the entire company in a tax efficient manner is in the best interest of all stockholders, questions the company’s strategy of shifting from an investor to an operator of energy projects, and suggests that the existing Board of Directors be modified to include members with greater sensitivity to stockholder interests.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own an aggregate of 894,164 shares of Common Stock, representing approximately 5.5% of the outstanding Common Stock.1  FNYS beneficially owns 666,800 of such shares, representing approximately 4.1% of the Common Stock outstanding, Mr. Donino beneficially owns 888,164 of such shares, representing approximately 5.5% of the Common Stock outstanding, and BATL beneficially owns 200,000 shares, representing approximately 1.2% of the Common Stock outstanding.

(b)           Mr. Donino shares dispositive power over 656,800 shares of Common Stock owned by FNYS.  As Managing Partner of BATL, Mr. Donino has sole voting and dispositive power over the 200,000 shares of Common Stock owned by BATL.  By virtue of his control over the Donino Accounts Mr. Donino has voting and depositive

------------------------------------------------
1 Based on 16,123,047 shares of common stock outstanding on May 9, 2007, as reported in the Company’s Quarterly Report on Form 10-Q filed May 15, 2007.

power over 27,364 shares of Common Stock, which includes 10,700 held in custody for each of his children, Brittany Donino and Alyson Donino.  Mr. Donino disclaims beneficial ownership of the shares of Common Stock owned by FNYS, BATL and the Donino Accounts, except to the extent of his actual economic interest therein.

(c)           Except for the transactions set forth in Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

A.	Agreement of joint filing pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

B.	A letter dated June 6, 2007 from Thomas F. Donino to the Board of Directors of Teton Energy Corporation.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 6, 2007

            FIRST NEW YORK SECURITIES L.L.C.

            By: /s/Harris I. Sufian
          Name: Harris I. Sufian
              Title: Managing Member

            BATL MANAGEMENT LP
            By: /s/Thomas F. Donino
          Name: Thomas F. Donino
              Title: Managing Partner

            /s/ Thomas F. Donino
            Thomas F. Donino

SCHEDULE I

All transactions reported in this Schedule were effected on the American Stock Exchange and on one or more electronic communication networks (“ECNs”).

This table sets forth information with respect to each purchase of Common Stock which was effectuated by First New York Securities LLC in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
4/9/2007	S	-20,500	5.1141463	104,838.39
4/23/2007	S	-9,700	4.524	43,688.12
4/23/2007	S	-10,000	4.5327	45,326.30
4/26/2007	B	5,000	4.5238	22,619
4/30/2007	B	15,000	4.35	65,700
4/30/2007	B	18,800	4.336383	81,524
5/3/2007	B	3,600	4.4717	16,242.12
5/4/2007	B	30,000	4.6025	138,075
5/9/2007	B	400	4.3	1,720
5/11/2007	B	2,000	4.1185	8,237
5/15/2007	B	5,970	4.16067	24,839.20
5/16/2007	B	68,823	4.2735	294,115.09
5/18/2007	B	16,300	4.6111043	75,161
5/22/2007	B	5,000	4.5966	22,983
5/23/2007	B	250,000	4.5	1,132,500
5/16/2007	B	4,000	4.1685	16,674
5/24/2007	B	5,076	4.634	23,572.94
5/25/2007	B	22,000	4.6708182	102,758
5/30/2007	B	7,300	4.6486	34,080.78
5/30/2007	B	2,500	4.6044	11,511

This table sets forth information with respect to each purchase of Common Stock which was effectuated by BATL Management, LP in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
5/16/2007	B	13,000	4.2735	55,685.50

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Donino for the Domino Accounts in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
5/24/2007	B	4,000	4.634	18,576
5/24/2007	B	5,964	4.634	27,696.82

Exhibit A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:                      June 6, 2007

        FIRST NEW YORK SECURITIES L.L.C.

        By:  /s/Harris Sufian
        Name: Harris Sufian
        Title: Managing Member

        BATL MANAGEMENT LP
        By:  /s/Thomas F Donino
        Name: Thomas F Donino
        Title: Managing Partner

        /s/ Thomas F. Donino
        Thomas F. Donino

Exhibit B
Letter to Teton Energy Corporation

The Board of Directors of Teton Energy Corporation (“Teton”)
410 17th St.
Suite 1850
Denver, CO 80202

Wednesday, June 6, 2007

Dear Sirs:

We are now one of the largest stockholders of Teton Energy.  We are writing this letter in order to convey our thoughts on stockholder value and to suggest ways to achieve an increased valuation for Teton’s stock.  To date, we believe that the Board of Directors has failed in all respects to enhance value for the company’s shares.  You are probably aware that Teton’s shares trade at less than half the value conservatively estimated by a nationally recognized investment bank.  Moreover, in our opinion, the current market capitalization is approximately 35% of break-up value.  We find it remarkable that a company with such highly visible assets and prominent partners could trade at just a fraction of break-up value in one of the most ebullient markets for energy stocks in the past twenty years.

Although credit is due to management and the Board for successfully maneuvering the company out of Russia and into the current oil and natural gas investments in the United States, the congratulations abruptly end there. Since the beginning of 2006, the shares of Teton have fallen by more than 20% (despite impressive success and progress in the field) while the shares of most energy companies have appreciated strongly.  At the same time, management and the Board have been rewarded handsomely with common stock grants and cash bonuses that, in our opinion, are excessive and unwarranted. Based on the performance of the shares, despite impressive fundamental news, we can only surmise that investors have lost total confidence in the Board’s ability or willingness to represent the interests of the public stockholders.

What we find most egregious was the recent convertible offering.  This offering was nothing short of astoundingly dilutive to current stockholders due to excessive warrant coverage. Then, lo and behold, Teton announced that it would seek to monetize all or portions of its appreciated assets in order to finance future activities.  Why this is being done after the convertible offering remains a mystery, as the dilution from the warrants associated with the convertible offering could have been avoided by pursuing this course of action BEFORE doing a stockholder dilutive transaction.

While we believe monetization of some projects is a step in the right direction, it does not fully address the issue of stockholder value because we believe that partial sales will result in inferior valuations and substantial confusion regarding the company’s business model.  Moreover, asset sales could expose the company to tax liabilities that would likely be avoided by a sale of all the company’s shares to a larger energy company or energy investment vehicle.  Therefore, we believe that a sale of the entire company in a tax-efficient manner is in the best interests of all stockholders.  In our opinion, the net present value of the company is greater in a sale now than it will be in 2-3 years.  I might remind you that you are all in fact stockholders that would benefit from this course of action as well.

We have given much thought to management’s intentions to move Teton from a financial investor in energy projects to an operator and we can find no compelling reason to pursue that strategy.  Moving to operator status involves risks and financial commitments that we do not feel are prudent or desired by our fellow stockholders.  It will also further stretch out the timeline for attaining value for all stockholders.  The same values can be created now with a sale of the company, without the risks associated with becoming an operator.  If the Board has so decided that large-scale investments in self-operated projects are desirable, then we respectfully suggest that it be pursued in a new business venture away from Teton.

We also respectfully request that the company’s existing Board be modified to include members with greater sensitivity to stockholder interests.  We note that the company’s current Chairman of the Board has no experience of any kind in a public company other than Teton.

We understand that we are not the only stockholders that share these views.  We intend to seek professional advice in the coming weeks to determine the most efficient and effective way to accomplish our goal of realizing full value for all stockholders.

As well, we look forward to and invite discussions with the Board of Directors and management of Teton Energy Corporation.

Respectfully,

Thomas Donino, Partner
First New York Securities, LLC

SCHEDULE II
Managing Members of FNYS

Name	Address	Principal Occupation
Donald S. Erenberg	First New York Securities LLC 90 Park Avenue 5th Floor New York, New York 10022	Managing Member of FNYS
Michael L. Friedman	First New York Securities LLC 90 Park Avenue 5th Floor New York, New York 10022	Managing Member of FNYS
Harris I. Sufian	First New York Securities LLC 90 Park Avenue 5th Floor New York, New York 10022	Managing Member of FNYS
Donald Motschwiller	First New York Securities LLC 90 Park Avenue 5th Floor New York, New York 10022	Managing Member of FNYS
Steven D. Heinemann	First New York Securities LLC 90 Park Avenue 5th Floor New York, New York 10022	Managing Member of FNYS